Filed Pursuant to Rule 424(b)(4)
Registration No. 333-224804

PROSPECTUS

5,985,770 Shares of Common Stock

USA TECHNOLOGIES, INC.

We and the selling shareholders are offering 5,432,583 shares and 553,187 shares, respectively, of our common stock. We will not receive any proceeds from the sale of the shares to be offered by the selling shareholders. Our common stock is quoted on The Nasdaq Global Market under the symbol “USAT.” On May 22, 2018, the closing price of our common stock as reported on The NASDAQ Global Market was $11.80 per share.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors,” beginning on page 8 of this prospectus and the documents incorporated by reference into this prospectus, and all other information included in this prospectus in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.00	$65,843,470
Underwriting discounts and commissions (1)	$0.66	$3,950,608
Proceeds to us, before expenses	$10.34	$56,172,908
Proceeds to selling shareholders, before expenses	$10.34	$5,719,954
____________________

(1)	See the section entitled “Underwriting,” beginning on page 24 of this prospectus, for additional information regarding underwriting compensation.

We have granted the underwriters an option to buy up to an additional 897,866 shares of common stock to cover over-allotments at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option at any time during the 30-day period from the date of this prospectus.

The underwriters are offering the shares of common stock for sale on a firm commitment basis. The underwriters expect to deliver the shares of common stock to the purchasers on or about May 25, 2018.

Sole Book-Running Manager

William Blair
____________________

Craig-Hallum Capital Group

Northland Capital Markets

Barrington Research

The date of this prospectus is May 22, 2018

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”). Under this registration process, we and the selling shareholders may sell 5,432,583 and 553,187 shares of common stock, respectively. We may also sell up to an additional 897,866 shares of common stock, on the same terms and conditions as set forth above, to cover over-allotments that we have granted to the underwriters. This prospectus provides you with a general description of the common stock we and the selling shareholders may offer. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to the offering. The prospectus supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this prospectus or in any documents that we have incorporated by reference into this prospectus. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information.”

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. Neither we, the selling shareholders nor the underwriters have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus, any prospectus supplement or related free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus, any information incorporated by reference herein, any prospectus supplement and any related free writing prospectus, if any, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus, any information incorporated by reference herein, any prospectus supplement or any related free writing prospectus, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference therein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered or the applicable securities are sold on a later date.

USA Technologies® and our other logos and trademarks are the property of USA Technologies, Inc. Our use or display of other parties’ trademarks, trade dress or products in this prospectus does not imply that we have a relationship with, or the endorsement or sponsorship of, the trademark or trade dress owners.

PROSPECTUS SUMMARY

This prospectus summary contains information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should purchase shares of our common stock. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” section, and the documents incorporated herein by reference. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere or incorporated by reference into this registration statement.

Our Company

USA Technologies, Inc. (the “Company,” “we,” “USAT,” “us” or “our”) provides wireless networking, cashless transactions, asset monitoring, and other value-added services principally to the small ticket, unattended Point of Sale (“POS”) market. Our ePort technology can be installed and/or embedded into everyday devices such as vending machines, a variety of kiosks, amusement games, and commercial laundry via either our ePort hardware or our Quick Connect solution. Our associated service, ePort Connect, is a Payment Card Industry Data Security Standard (PCI DSS)-compliant, comprehensive service that includes simplified credit card processing and support, consumer engagement services as well as telemetry, Internet of Things (“IoT”) and machine-to-machine (“M2M”) services, including the ability to remotely monitor, control, and report on the results of distributed assets containing our electronic payment solutions.

We are a leading provider in the small ticket, beverage and food vending industry and are expanding our solutions and services to other unattended market segments, such as amusement, commercial laundry, kiosk and others. Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept cashless payments through the use of credit or debit cards or other emerging contactless forms, such as mobile payment.

On November 9, 2017, we acquired Cantaloupe Systems, Inc. (“Cantaloupe”), a premier provider of cloud and mobile solutions for the self-service retail market, in a transaction valued at approximately $85 million, consisting of $65.2 million in cash and $19.8 million in shares of our common stock. The acquisition expanded our existing cashless payment and asset monitoring platform to an end-to-end logistics and enterprise platform by integrating Cantaloupe’s Seed software services, which provide dynamic route scheduling, automated pre-kitting, responsive merchandising, inventory management, and warehouse and accounting management. We believe that the services we obtained as a result of the acquisition are highly complementary, value-added cloud-based and mobile services, which we are now able to cross-sell to our existing customer base. In addition to new technology and services, due to Cantaloupe’s existing customer base, the acquisition expands our footprint into new global markets. As a result of the Cantaloupe acquisition, we acquired approximately 1,400 new customers and 270,000 new connections to our service.

We generate revenue from the sale of equipment and from license and transaction fees. During the fiscal year ended June 30, 2017, and the nine months ended March 31, 2018, we derived 66% and 74% of our revenues, respectively, from recurring license and transaction fees related to our service and 34% and 26% of our revenues, respectively, from equipment sales. We consider a connection to be the utilization by an unattended location owned or operated by our customer of at least one of the services offered by our end-to-end enterprise platform. These services include cashless payment, loyalty, inventory management, warehouse and accounting management, and responsive merchandising. Connections to our service include those resulting from the sale or lease of our POS electronic payment devices or certified payment software or the servicing of similar third-party installed POS terminals. Connections to our service are the most significant driver of our revenues, particularly the higher margin recurring revenues from license and transaction fees. We believe that our service-approach business model, including our value-added services, could create a high-margin stream of recurring revenues that could create a foundation for long-term value and continued growth.

Our Industry

We operate primarily in the small ticket electronic payments industry and, more specifically, the unattended POS market. We also have the ability to accept cashless payment “on the go” through mobile-based payment services, which are generally higher ticket transactions. Our solutions and services facilitate electronic payments in industries that have traditionally relied on cash transactions. We believe the following industry trends are driving growth in demand for electronic payment systems in general and more specifically within the markets we serve:

Shift Toward Electronic Payment Transactions and Away from Cash and Checks. There has been an ongoing shift away from paper-based methods of payment, including cash and checks, towards electronic-based methods of payment. According to The Nilson Report, December 2016, paper-based methods of payment continued to decline in 2015, representing 26.14% of transaction dollars measured compared to 28.07% in 2014. The four card-based systems—credit, debit, prepaid, and electronic benefits transfer—generated $5.67 trillion in the United States in 2015, 59.32% of transaction dollars measured. The Nilson Report projects that, by 2019, spending at merchants in the U.S. from the four card-based systems will grow to 67.03% of total transaction dollars measured.

Increase in Consumer Demand for Electronic Payments. The unattended, vending and kiosk POS market has historically been dominated by cash purchases. However, oftentimes, cash purchases at unattended POS locations represent a cumbersome transaction for the consumer because they do not have the correct monetary value (paper or coin), or the consumer does not have the ability to convert their bills into coins. We believe electronic payment system providers such as the Company that can meet consumers’ demand within the unattended market will be able to offer retailers, card associations, card issuers and payment processors and business owners an expanding value proposition at the POS. Based upon our survey of selected vending machines connected to our service over a recent twelve-month period, we estimate that average annual cashless sales per machine increased by approximately 44% from those of a prior twelve-month period, and cashless sales as a percentage of total machine sales (cashless and cash) increased by 15% from those of such prior twelve-month period. In addition, average consumer purchases during the recent twelve-month period in which the consumer utilized a credit or debit card were approximately 35% higher than purchases where the consumer utilized cash.

Increase in Merchant/Operator Demand for Electronic Payments. We believe that, increasingly, merchants and operators of unattended payment locations (e.g., vending machines, laundry, tabletop games, etc.) are utilizing electronic payment alternatives as a means to improve business results. The Company works with its customers to help them drive increased revenue of their distributed assets through this expanded market opportunity. In addition, electronic payment systems can provide merchants and operators real-time sales and inventory data utilized for back-office reporting and forecasting, like the Company’s solutions and services, helping them to manage their business more efficiently.

Increase in Demand for Integrated Payment Solutions. We believe that merchants have come to value payment solutions that are integrated or bundled with other solutions and software. Offering an integrated solution allows us to provide a single source solution for our products and results in better customer retention, less focus on price and a better overall experience for our customers. Our recent acquisition of Cantaloupe allows us to provide an end-to-end enterprise solution to our customers, which includes dynamic route scheduling, automated pre-kitting, responsive merchandising, inventory management, and warehouse and accounting management. We also view our integrated solutions as a significant competitive advantage as competitors will need fully integrated solutions to compete.

Increase in Demand for Networked Assets. Machine-to-machine (“M2M”) technology includes capturing value from wireless modules and electronic devices to improve business productivity and customer service. In addition, networked assets can provide valuable information regarding consumers’ purchasing patterns and payment preferences, allowing operators to more effectively tailor their offerings to consumers. Gartner, Inc. forecasts that 20.8 billion connected things will be in use worldwide by 2020.

POS Technology and NFC Equipped Mobile Phone Payment Improvements. Near Field Communication (“NFC”) is a short range wireless connectivity technology that uses electromagnetic radio fields to enable communication between devices when there is a physical touch, or when they are within close proximity to one another. We believe that POS contactless terminals that are enabled to accept NFC payments and digital wallet applications, such as Google Wallet, Chase Pay, Apple Pay, the recently introduced Android Pay, and others, stand to benefit from these evolving trends in mobile payment. Digital wallet is essentially a digital service, accessed via the web or a mobile phone application that serves as a substitute for the traditional credit or debit card. Providers can also market directly to targeted consumers with coupons and loyalty programs. As approximately 622,000 of our connections are contactless enabled to accept NFC payments (in addition to magnetic stripe cards) as of December 31, 2017, we believe that we are well-positioned to benefit from this emerging space.

Our Connection Base

As of June 30, 2017 and March 31, 2018, we had 568,000 and 969,000 connections, respectively, to our service. These connections represented a 32% and 92% increase from connections as of June 30, 2016 and March 31, 2017, respectively. During the fiscal year ended June 30, 2017, we processed approximately 414.9 million cashless transactions totaling approximately $803 million in transaction dollars, representing a 31% increase in transaction volume and a 37% increase in dollars processed during the previous fiscal year ended June 30, 2016. During the three months ended March 31, 2018, we processed approximately 170.6 million cashless transactions, totaling approximately $318.0 million in transaction dollars, representing a 63% increase in transaction volume and a 57% increase in dollars processed during the three months ended March 31, 2017.

As of March 31, 2018, we had approximately 15,600 customers. Our customers range from global food service organizations to small businesses that operate primarily in the self-serve, small ticket retail markets including beverage and food vending, amusement and arcade machines, smartphones via our ePort Online solution, commercial laundry, tolls and various other self-serve kiosk applications, as well as equipment developers or manufacturers who incorporate our service into their product offerings. We estimate that there are approximately 13 million to 15 million potential connections in this self-serve, small ticket retail market. We estimate that our current customers represent approximately 2 million of these potential connections, exclusive of any potential connections attributable to new customers acquired from Cantaloupe.

Our customers can obtain POS electronic payment devices from us in the following ways:

•	Purchasing devices directly from us or one of our authorized resellers;

•
Financing devices under the Company’s QuickStart Program, which are non-cancellable sixty-month sales-type leases, through an unrelated equipment financing company, if available, or directly from the Company; and

•	Renting devices under our JumpStart Program, which are cancellable month-to-month operating leases.

Our Solutions

Our solutions and services have been designed to simplify the transition to cashless for traditionally cash-only based businesses. As such, they are turn-key and include our comprehensive ePort Connect service and POS electronic payment devices or certified payment software, which are able to process traditional magnetic stripe credit and debit cards, contactless credit and debit cards and mobile payments. Standard services through ePort Connect are maintained on our proprietary operating systems and include merchant account setup on behalf of the customer, automatic processing and settlement, sales reporting and 24x7 customer support. Other value-added services that customers can choose from include things such as cashless deployment planning, cashless performance review and loyalty products and services. Our solutions also provide flexibility to execute a variety of payment applications on a single system, transaction security, connectivity options, compliance with certification standards, and centralized, accurate, real-time sales and inventory data to manage distributed assets (wireless telemetry and M2M).

Our ePort® Interactive is a cloud-based interactive media and content delivery management system that provides enhanced vendor management system (“VMS”) integration and consumer product information, including nutritional data. The technology is NFC enabled and compatible with mobile wallets including Apple Pay and Android Pay, and supports instant refunds, couponing, advertising and real-time consumer feedback to the owner and operator.

Our Competitive Strengths

We believe that we benefit from a number of advantages gained through our nearly twenty-five year history in our industry. They include:

•
One-Stop Shop, End-to-End Solution. We offer our customers one point of contact through a bundled cashless payment solution, which, following the Cantaloupe acquisition, includes dynamic route scheduling, automated pre-kitting, responsive merchandising, inventory management and warehouse and accounting management.

•	Trusted Brand Name. Our ePort Connect solution has a strong national reputation for quality, reliability and innovation.

•
Market Leadership. With 969,000 connections to our network as of March 31, 2018, we believe we have the largest installed base of unattended POS electronic payment systems in the unattended small ticket retail market for food and beverage and we are continuing to expand to other adjacent markets.

•
Attractive Value Proposition for Our Customers. We believe that our solutions provide our customers an attractive value proposition by reducing costs, improve operating efficiencies and increasing the purchases of their consumers machines.

•
Increasing Scale and Financial Stability. Due to the continued growth in connections to our service, during the 2017 fiscal year and the nine months ended March 31, 2018, 66% and 74% of our revenues, respectively, were derived from licensing and processing fees, which are recurring in nature.

•	Customer-Focused Research and Development. We have generated considerable intellectual property and know-how with 86 patents (US and International) as of March 31, 2018.

Our Growth Opportunity

Our primary objective is to continue to enhance our position as a leading provider of technology that enables electronic payment transactions and value-added services. We plan to execute this growth strategy organically and through strategic acquisitions. Key elements of our strategy are to:

•	Leverage and further penetrate our existing customers/partners

•	Expand distribution and sales reach

•	Further penetrate attractive adjacent markets

•	Capitalize on opportunities in international markets

•	Capitalize on the emerging NFC and growing mobile payments trends

•	Continuously enhance our solutions and services through innovation

•	Provide comprehensive service and support

•	Leverage intellectual property consisting of 86 U.S. and foreign patents

Our Acquisition Strategy

We have historically, and expect to continue to, drive growth in connections and expand the value of our services through strategic acquisitions of businesses, products, or technologies. We intend to pursue acquisitions of businesses that are accretive and complementary to our current product and service offerings by broadening our customer base, expanding our geographic footprint, and acquiring strategic technologies or otherwise complementing our current or future business.

On November 9, 2017, we acquired Cantaloupe, a premier provider of cloud and mobile solutions for the self-service retail market, for which the Company paid $65.2 million in cash and issued shares of its common stock valued at $19.8 million. We have funded the cash portion of the transaction with cash on hand from a public offering that closed in July 2017, and through a new $37.5 million credit facility with JPMorgan Chase Bank, N.A. The acquisition expanded our existing cashless payment and asset monitoring platform to an end-to-end logistics and enterprise platform by integrating Cantaloupe’s Seed software services, which provide dynamic route scheduling, automated pre-kitting, responsive merchandising, inventory management and warehouse and accounting management.

Risk Factors Associated with our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section captioned “Risk Factors” immediately following this prospectus summary and those contained in our most recent Annual Report on Form 10-K, as revised or supplemented by our Quarterly Reports on Form 10-Q filed with the SEC since the filing of our most recent Annual Report on Form 10-K. These risks include, among others, the following:

•	We have a history of losses since inception and if we continue to incur losses, the price of our shares can be expected to fall.

•	Our products may fail to gain substantial increased market acceptance. As a result, we may not generate sufficient revenues or profit margins to achieve our financial objectives or growth plans.

•	The loss of one or more of our key customers could significantly reduce our revenues, results of operations, and net income.

•	Competition from others could prevent us from increasing revenue and achieving our growth plans.

•	Substantially all of the network service contracts with our customers are terminable for any or no reason upon thirty to sixty days’ advance notice.

•	Our products and services may be vulnerable to security breach.

•	Our combination with Cantaloupe may not result in the realization of the full benefits and synergies anticipated from the Cantaloupe merger because of integration and other challenges.

Corporate Information

We were incorporated in the Commonwealth of Pennsylvania in 1992. Our principal executive offices are located at 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania 19355, and our phone number is (610) 989-0340. Additional information regarding our company, including our audited financial statements and description of our business, is contained in our most recent Annual Report on Form 10-K, as revised or supplemented by our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC since the filing of our most recent Annual Report on Form 10-K. See “Where You Can Find More Information.” Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

Summary of This Offering

Securities we are Offering
5,432,583 shares of common stock with an aggregate public offering price of $59,758,413 (or 6,330,449 shares of common stock with an aggregate public offering price of $69,634,939 if the underwriters exercise their over-allotment option in full).

Securities Offered by the Selling Shareholders	553,187 shares of common stock, with an aggregate public offering price of $6,085,057.

Over-allotment option
The underwriters have an option for a period of 30 days after the date of this prospectus to purchase up to an additional 897,866 shares of common stock from us, on the same terms and conditions as set forth above, to cover any over-allotments.

Shares Issued and Outstanding after Completion of this Offering	59,103,050 shares of our common stock will be issued and outstanding (60,000,916 shares if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds
The proceeds from this offering to us, less fees and expenses incurred by us in connection with the offering, are intended to be used for general corporate purposes and working capital to support anticipated growth. These purposes may include, among other things, future acquisitions of businesses, products and technologies, or establishing or implementing strategic alliances that we believe will complement our current or future business. We may also utilize the net proceeds to prepay all or a portion of our bank debt. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. See “Use of Proceeds” for a more complete description of our intended use of proceeds from this offering.

Risk Factors
You should read the “Risk Factors” section beginning on page 8 and other information included in, or incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Trading Symbol	Our common stock is quoted on The Nasdaq Global Market under the symbol “USAT.”

The number of shares of common stock that will be issued and outstanding after this offering is based on 53,670,467 shares of common stock issued and outstanding as of May 1, 2018, and excludes, in each case as of such date:

•	23,978 shares of common stock underlying warrants issued by us to our previous bank lender at an exercise price of $5.00 per share in connection with the loan agreement;
•
310,047 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2015 Equity Incentive Plan, and (ii) 652,870 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2014 Stock Option Incentive Plan;

•
1,500,000 shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, (ii) 656,734 shares of common stock reserved for issuance under our 2015 Equity Incentive Plan, (iii) 1,447 shares of common stock underlying stock options reserved for issuance under our 2014 Stock Option Incentive Plan, and (iv) 2,997 shares of common stock reserved for issuance under our 2013 Stock Incentive Plan;

•	103,493 shares issuable upon the conversion of issued and outstanding preferred stock and cumulative preferred stock dividends; and
•	140,000 shares issuable to our former chief executive officer upon the occurrence of certain fundamental transactions involving us.

Summary Consolidated Financial Data and Other Data

The following tables summarize our consolidated financial data and should be read together with the sections entitled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our annual report on Form 10-K for the fiscal year ended June 30, 2017, and our quarterly report on Form 10-Q for the three months ended March 31, 2018.

We have derived the summary condensed consolidated statement of operations data for the years ended June 30, 2017 and 2016 from our audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended June 30, 2017. We have derived the summary consolidated statement of operations data for the nine months ended March 31, 2018 and the summary condensed consolidated balance sheet data as of March 31, 2018 from our unaudited interim consolidated financial statements included in quarterly report on Form 10-Q for the three months ended March 31, 2018.

We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Nine Months Ended March 31, 2018	As of and for the Year ended June 30,
($ in thousands, except per share data and as otherwise noted)		2017	2016
OPERATIONS DATA:

Revenues	$93,955	$104,093	$77,408

Operating income (loss)	$(4,252)	$135	$(1,467)

Net Income (loss)	$(11,569)	$(1,852)	$(6,806)

Cumulative preferred dividends	(668)	(668)	(668)

Net income (loss) applicable to common shares	$(12,237)	$(2,520)	$(7,474)

Net earnings (loss) per common share - basic and diluted (1)	$(0.24)	$(0.06)	$(0.21)

Cash dividends per common share	-	-	-

BALANCE SHEET DATA:

Total assets	$191,393	$97,691	$84,833
Long-term debt	$32,895	$1,061	$1,576
Shareholders’ equity	$115,911	$65,778	$55,025

CASH FLOW DATA:

Net cash provided by (used in) operating activities	$8,689	$(6,771)	$6,468

Net cash provided by (used in) investing activities	(67,934)	(3,693)	(5,772)

Net cash provided by (used in) financing activities	63,607	3,937	7,202

Net increase (decrease) in cash and cash equivalents	4,362	(6,527)	7,898

Cash and cash equivalents at beginning of period	12,745	19,272	11,374

Cash and cash equivalents at end of period	$17,107	$12,745	$19,272

CONNECTIONS AND TRANSACTION DATA (UNAUDITED):

Net New Connections #	401,000 (2)	139,000	96,000
Total Connections #	969,000	568,000	429,000

New Customers Added #	2,900 (3)	1,650	1,450
Total Customers #	15,600	12,700	11,050

Total Number of Transactions (millions) #	436.5	414.9	315.8
Transaction Volume (millions)	$829.9	$803.0	$584.4

(1)
See note 2 to our consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2017 for a description of the method used to calculate basic and diluted net income (loss) per share of common stock.

(2)	Includes 270,000 new connections resulting from the acquisition of Cantaloupe.
(3)	Includes approximately 1,400 customers resulting from the acquisition of Cantaloupe.

RISK FACTORS

Investing in our common stock involves risks. Before making an investment decision, please carefully review the risks described below and the risks discussed under the section captioned “Risk Factors” contained in our most recent Annual Report on Form 10-K, as revised or supplemented by our Quarterly Reports on Form 10-Q filed with the SEC since the filing of our most recent Annual Report on Form 10-K, each of which is incorporated by reference into this prospectus, together with all other information in this prospectus and the other documents incorporated by reference, and in any free writing prospectus that we have authorized for use in connection with this offering. The occurrence of any of those risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow. Other risks and uncertainties that we do not now consider to be material or of which we are not now aware may become important factors that affect us in the future. Any of these risks could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Relating to the Offering

Management will have broad discretion as to the use of the Company’s proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of our net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the growth of our business, and cause the price of our common stock to decline. We will not receive any proceeds from sales by the selling shareholders.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. As of March 31, 2018, the Company’s net tangible book value was $0.41 per share. After giving effect to the sale of our common stock at the public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value of our common stock would be $1.31 per share as of March 31, 2018. This represents an immediate increase in net tangible book value of $0.90 per share to existing shareholders, and an immediate dilution in net tangible book value of $9.69 per share to new investors purchasing shares of common stock in this offering at the public offering price of $11.00 per share.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders, including investors who purchase shares of common stock in this offering. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering.

If securities and/or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely, or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is likely that, in some future period, our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

Because we do not intend to declare cash dividends on our shares of common stock in the foreseeable future, shareholders must rely on the appreciation of the value of our common stock for any return on their investment.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of our existing debt agreements preclude and future debt agreements may preclude us from paying dividends, and our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. Through the date of this prospectus, the unpaid and cumulative dividends on the series A convertible preferred stock are $14.99 million. As a result, we expect that only an appreciation of the price of our common stock, if any, will provide a return to investors in this offering for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements regarding, among other things, the anticipated financial and operating results of our company. For this purpose, forward-looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,” “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause the Company’s actual results to differ materially from those projected, include, for example:

•	general economic, market or business conditions unrelated to our operating performance;
•	our ability to raise funds in the future through sales of securities or debt financing in order to sustain our operations if an unexpected or unusual event would occur;
•	our ability to compete with our competitors to obtain market share;
•	whether our current or future customers purchase, lease, rent or utilize ePort devices or our other products in the future at levels currently anticipated by us;
•	whether our customers continue to utilize our transaction processing and related services, as our customer agreements are generally cancelable by the customer on thirty to sixty days’ notice;
•	our ability to satisfy our trade obligations included in accounts payable and accrued expenses;
•	our ability to sell to third party lenders all or a portion of our finance receivables;
•	the ability of a sufficient number of our customers to utilize third party financing companies under our QuickStart program in order to improve our net cash used by operating activities;
•	the incurrence by us of any unanticipated or unusual non-operating expenses which would require us to divert our cash resources from achieving our business plan;
•	our ability to predict or estimate our future quarterly or annual revenues and expenses given the developing and unpredictable market for our products;
•	our ability to retain key customers from whom a significant portion of our revenues is derived;
•	the ability of a key customer to reduce or delay purchasing products from us;
•	our ability to obtain widespread commercial acceptance of our products and service offerings such as ePort QuickConnect, mobile payment and loyalty programs;
•	whether any patents issued to us will provide us with any competitive advantages or adequate protection for our products, or would be challenged, invalidated, or circumvented by others;
•	our ability to operate without infringing the intellectual property rights of others;
•	the ability of our products and services to avoid unauthorized hacking or credit card fraud;
•	whether our suppliers would increase their prices, reduce their output or change their terms of sale;
•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and
•	our ability to realize the full benefits and synergies anticipated from the Cantaloupe merger because of integration and other challenges.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described above. We cannot assure you that we have identified all the factors that create uncertainties. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or any document incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or the document incorporated by reference herein, as applicable, or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our shares of common stock offered hereby, after deducting the underwriting discounts and commissions and estimated expenses payable by us, will be approximately $55.72 million, or approximately $65.01 million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds received from the offering for general corporate purposes and working capital to support anticipated growth. These purposes may include, among other things, future acquisitions of businesses, products and technologies, possible expansion into international markets, or establishing or implementing strategic alliances, that we believe will complement our current or future business. We evaluate these opportunities on an ongoing basis, and engage in discussions in connection with potential opportunities. While we have no existing agreements, commitments or understandings for any specific future acquisitions or strategic alliances at this time, we may use a portion of the net proceeds for these purposes. We may also utilize the net proceeds received from this offering to prepay all or a portion of our debt obligations due by us to our bank lender.

We will retain broad discretion in the allocation of our net proceeds from this offering. Pending the uses described above, we intend to invest our net proceeds from this offering in short-term interest-bearing securities.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

SELLING SHAREHOLDERS

We are registering 553,187 shares of common stock to permit the shareholders listed in the table below, which we otherwise refer to as the selling shareholders, to resell such shares. The shares of common stock offered for resale by the selling shareholders were acquired by them on the date we acquired Cantaloupe (November 9, 2017) in exchange for their securities of Cantaloupe. Pursuant to the acquisition of Cantaloupe, we issued an aggregate of 3,423,367 shares to all of the former Cantaloupe security holders, of which 1,496,707 shares were issued to the escrow agent to be held in escrow for a period of 15 months following the closing in order to secure the indemnification obligations of Cantaloupe under the merger agreement, and the remaining 1,926,660 shares were issued to the former Cantaloupe security holders (the “Non-Escrow Shares”). The shares being offered by the selling shareholders pursuant to this offering represent all of the Non-Escrow Shares owned by the selling shareholders. Except for any shares which may be (or deemed to be) held by our affiliates, and subject to the terms of the Lock-Up Agreement by and between us and each of the former Cantaloupe security holders (the “Lock-Up Agreement”), the Non-Escrow Shares became freely tradeable under Rule 144 promulgated under the under the Securities Act of 1933, as amended (the “Securities Act”) on May 9, 2018.

As a condition of receiving the shares of the Company, each former Cantaloupe security holder entered into a Lock-Up Agreement, pursuant to which they agreed not to transfer their shares for a period of six months following the closing (“Lock-Up Period”). Additionally, during each trading day during the twelve-month period following the expiration of the Lock-Up Period, each former Cantaloupe security holder is permitted to sell shares in an aggregate amount not to exceed 5% of the three-month average daily trading volume of our common stock, with exceptions for privately negotiated, off-market block trades.

None of the former Cantaloupe security holders was granted any registration rights in connection with the shares issued in exchange for their Cantaloupe securities. Because of the large percentage of Non-Escrow Shares owned by the selling shareholders, we have provided the selling shareholders with the right to participate in this offering. Each selling shareholder and the Company have entered into an amendment to their Lock-Up Agreement which provides for and permits the resale of the selling shareholder’s shares pursuant to this offering.

The following table sets forth the number of shares of common stock owned by the selling shareholders prior to this offering, the number of shares of common stock to be offered for sale by the selling shareholders in this offering, the number of shares of common stock to be owned by the selling shareholders after completion of this offering, and the percentage of common stock to be owned by the selling shareholders after giving effect to the completion of this offering as of the date hereof. We have prepared the table based on information given to us by, or on behalf of, the selling shareholders on or before May 1, 2018. The beneficial ownership of our common stock by the selling shareholders set forth in the table is determined as of May 1, 2018, in accordance with Rule 13d-3 under the Exchange Act.

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Percentage of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering

Foundation Capital VI, L.P. (1)	1,015,902	1.89%	547,074	468,828	*

Foundation Capital VI Principals Fund, LLC (1)	11,351	*	6,113	5,238	*
____________________
* Less than 1%

(1)
Foundation Capital Management Co. VI, L.L.C. is the sole manager of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC and has sole voting and investment power with respect to the shares held by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. William B. Elmore, Paul G. Koontz, Michael N. Schuh, Paul R. Holland, Steve P. Vassallo, Charles P. Moldow and Warren M. Weiss are managing members of Foundation Capital Management Co. VI, L.L.C., and may be deemed to share voting and investment power over the shares owned by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. Each of the managing members of Foundation Capital Management Co. VI, L.L.C. disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The address of the selling shareholders is 550 High Street, 3rd Floor, Palo Alto, CA 94301.

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our common stock is traded on The Nasdaq Global Market under the symbol “USAT.”

The high and low sales prices on The Nasdaq Global Market for the common stock were as follows:

Year ending June 30, 2018	High	Low
First Quarter (through September 30, 2017)	$6.30	$4.50
Second Quarter (through December 31, 2017)	$10.10	$5.85
Third Quarter (through March 31, 2018)	$10.00	$7.40
Fourth Quarter (through May 22, 2018)	$12.33	$8.25

Year ended June 30, 2017	High	Low
First Quarter (through September 30, 2016)	$5.81	$4.05
Second Quarter (through December 31, 2016)	$5.77	$3.55
Third Quarter (through March 31, 2017)	$4.85	$3.80
Fourth Quarter (through June 30, 2017)	$5.60	$3.95

Year ended June 30, 2016	High	Low
First Quarter (through September 30, 2015)	$3.52	$1.70
Second Quarter (through December 31, 2015)	$3.40	$2.18
Third Quarter (through March 31, 2016)	$4.54	$2.69
Fourth Quarter (through June 30, 2016)	$4.73	$3.50

On May 22, 2018, the closing price of our common stock was $11.80. As of May 1, 2018, there were approximately 632 holders of record of our common stock. This number does not include shareholders for whom shares were held in a “nominee” or “street” name.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our Board of Directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock and do not contemplate paying any such cash dividend in the foreseeable future. No dividend may be paid on the common stock until all accumulated and unpaid dividends on the preferred stock have been paid. As of the date of this prospectus, such accumulated unpaid dividends amounted to $14.99 million. In addition, our credit agreement with JPMorgan Chase Bank, N.A. prohibits us from paying dividends on our common stock, and generally limits our ability to pay dividends on our preferred stock.

We currently intend to retain available cash for use in our business to finance ongoing operations and the potential growth of our business. Payments of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and any other factors the Board of Directors may deem relevant, and subject to any restrictions contained in our financing and bank agreements.

CAPITALIZATION

The following table sets forth our capitalization, cash and cash equivalents:

•	on an actual basis as of March 31, 2018; and

•
on an as adjusted basis to give effect to the sale of 5,432,583 shares in this offering, at the offering price of $11 per share, our receipt of the net proceeds from that sale after deducting estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

You should consider this table in conjunction with our unaudited pro forma combined consolidated financial statements and the notes to those unaudited pro forma consolidated financial statements included elsewhere in this prospectus and our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference herein.

	As of March 31, 2018
	Actual	As Adjusted
($ in thousands)	(Unaudited)	(Unaudited)
Cash and Cash Equivalents	$17,107	$72,830
Total liabilities	$75,482	$75,482
Shareholders’ equity:
Preferred stock, no par value:
Authorized shares- 1,800,000; Series A convertible preferred- Authorized shares- 900,000; Issued and outstanding shares- 445,063, actual and as adjusted, with liquidation preference of $19,109	$3,138	$3,138
Common stock, no par value:
Authorized shares- 640,000,000, Issued and outstanding shares-53,619,898, actual; shares issued and outstanding, as adjusted	$307,634	$363,357
Accumulated deficit	$(194,861)	$(194,861)
Total shareholders’ equity	$115,911	$171,634

Total capitalization	$191,393	$247,116

The information presented in the table above is based on 53,666,718 shares of common stock issued and outstanding as of March 31, 2018, and excludes, in each case as of such date:

•	23,978 shares of common stock underlying warrants issued by the Company to our previous bank lender at an exercise price of $5.00 per share in connection with the loan agreement;
•
310,047 shares of common stock issuable upon the exercise of outstanding stock options issued under the Company’s 2015 Equity Incentive Plan, and (ii) 642,870 shares of common stock issuable upon the exercise of outstanding stock options issued under the Company’s 2014 Stock Option Incentive Plan;

•
658,903 shares of common stock reserved for issuance under the Company’s 2015 Equity Incentive Plan, (ii) 1,447 shares of common stock underlying stock options reserved for issuance under the Company’s 2014 Stock Option Incentive Plan, and (iii) 2,997 shares of common stock reserved for issuance under the Company’s 2013 Stock Incentive Plan;

•	103,493 shares issuable upon the conversion of issued and outstanding preferred stock and cumulative preferred stock dividends; and
•	140,000 shares issuable to our former chief executive officer upon the occurrence of certain fundamental transactions involving the Company.

Unaudited Pro Forma Combined Consolidated Financial Statements of USA Technologies, Inc.

The unaudited pro forma consolidated statements of operations for the year ended June 30, 2017 and for the nine months ended March 31, 2018 set forth below were derived by the application of pro forma adjustments to our consolidated financial statements and related notes incorporated by reference herein. This prospectus incorporates by reference our annual report on Form 10-K for the year ended June 30, 2017 and our quarterly report on Form 10-Q for the period ended March 31, 2018.

Pursuant to the Agreement and Plan of Merger dated November 6, 2017 (“Merger Agreement”), USA Technologies, Inc. (the “Company”) completed its acquisition of Cantaloupe Systems, Inc. (“Cantaloupe”) for approximately $85.0 million in aggregate consideration, net of cash acquired (the “Acquisition”) on November 9, 2017 (“Acquisition Date”).

In connection with the Acquisition, the Company paid $65.2 million in cash (“Cash Consideration”) and issued 3,423,367 shares of the Company’s common stock (“USAT Shares”) with a fair value as determined under the Merger Agreement of $19.8 million (collectively, “Merger Consideration”) as consideration for all of the issued and outstanding shares of stock, options, and warrants of Cantaloupe. During the third quarter ended March 31, 2018, the Company finalized the post-closing adjustment, with respect to Cantaloupe’s net working capital, as set forth in the Merger Agreement. In connection with the final working capital adjustment of $253 thousand, the Company recorded a $232 thousand receivable and cancelled 3,577 of our shares that were held in escrow, with a value of $21 thousand as determined under the Merger Agreement. Pursuant to an Escrow Agreement, 1,496,707 of the USAT Shares, with a value of $8.7 million as determined under the Merger Agreement, were not delivered to the former stockholders or warrantholders of Cantaloupe but are to be held in escrow for a minimum of fifteen months following the Acquisition as partial security for certain indemnification obligations of the former stockholders and warrantholders of Cantaloupe under the Merger Agreement.

In order to partially finance the Acquisition, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A. (the “Financing” and together with the Acquisition, the “Transactions”), as the lender and administrative agent for the lender, pursuant to which the JPMorgan Chase Bank (i) made a $25.0 million term loan to the Company (“Term Loan”) and (ii) provided the Company with a revolving line of credit (“Line of Credit”) under which the Company may borrow revolving credit loans in an aggregate principal amount not to exceed $12.5 million at any time. The proceeds of the Term Loan ($25.0 million) and borrowings under the Line of Credit ($10.0 million), in an aggregate principal amount equal to $35.0 million, were used by the Company to finance a portion of the purchase price for the acquisition of Cantaloupe and repay the Company’s existing indebtedness to Heritage Bank of Commerce (the “Heritage Line of Credit”).

As used herein, the terms the “Company,” “USAT,” “we,” and “our” refer to USA Technologies, Inc., and where applicable, its consolidated subsidiaries. The unaudited combined consolidated pro forma financial statements presented in this SEC Registration Statement Form S-1 (“Form S-1”) should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma combined consolidated financial statements were based on and should be read in conjunction with:

•	USAT audited consolidated financial statements and related notes thereto as of June 30, 2017 and for the year ended June 30, 2017 as reported on Form 10-K;
•	USAT unaudited consolidated financial statements and related notes thereto as of March 31, 2018 and for the nine months ended March 31, 2018 as reported on Form 10-Q; and
•
Cantaloupe audited financial statements and related notes thereto as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 as contained in our current report on Form 8-K/A dated January 25, 2018.

The Company and Cantaloupe have different fiscal year ends. To meet the Securities and Exchange Commission’s (the “SEC”) pro forma requirements of combining operating results for an annual period that ends within 93 days of the end of our latest annual fiscal period as filed with the SEC, we adjusted Cantaloupe’s historical financial information for the year ended December 31, 2016 to include the interim period ended June 30, 2017 and subtracted the comparable interim period ended June 30, 2016. The Cantaloupe revenue and net income for the six months ended June 30, 2017 were $10.6 million and $664 thousand, respectively; and, the Cantaloupe revenue and net income for the six months ended June 30, 2016 were $8.5 million and $66 thousand, respectively. We combined this Cantaloupe unaudited historical financial information for the twelve months ended June 30, 2017 with our fiscal year ended June 30, 2017 financial information to prepare the unaudited pro forma combined consolidated statement of operations.

As the Transactions occurred on November 9, 2017 and are reflected in the Company’s financial position as of March 31, 2018, as set forth in the Company’s unaudited condensed balance sheet included in this Form S-1, a pro forma balance sheet is not required to be presented herein. The unaudited pro forma combined consolidated statements of operations for the twelve months ended June 30, 2017 and the nine months ended March 31, 2018 combine the historical consolidated statements of operations of USAT and Cantaloupe, giving effect to the Transactions as if each occurred on July 1, 2016. The unaudited pro forma combined consolidated statement of operations does not purport to represent the actual results of operations that would have occurred if the Acquisition had taken place on the date specified and are not necessarily indicative of the results of operations that may be achieved in the future.

The historical combined financial information has been adjusted to give effect to events that are (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The detailed assumptions used to prepare the pro forma financial information are contained in the notes to the unaudited pro forma combined consolidated financial statements. Items not adjusted for in the unaudited pro forma combined consolidated financial statements include the following:

•	Operating synergies that we may realize as a result of the Acquisition;
•	Any potential impact related to our assessment of the realizability of deferred tax assets acquired; and
•	Non-recurring expenses expected to be incurred in connection with the Acquisition, as it relates to the unaudited pro forma combined consolidated statement of operations.

The Acquisition has been accounted for as a business combination (in accordance with ASC 805, Business Combinations) and, as such, Cantaloupe’s assets acquired and liabilities assumed have been recorded at their respective fair values. The determination of fair value for the identifiable tangible and intangible assets acquired and liabilities assumed requires extensive use of accounting estimates and judgments. Significant estimates and assumptions include, but are not limited to, estimating future cash flows and determining the appropriate discount rate. The estimated fair values of the assets acquired and liabilities assumed on the Acquisition Date included in the unaudited pro forma combined consolidated financial statements are provisional and subject to change. Any changes to the final fair values could be material.

USA TECHNOLOGIES, INC.
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED MARCH 31, 2018
(In thousands, except per share data)

	USA Technologies, Inc.	Cantaloupe Systems, Inc. Reclassified (7/1 – 11/9)	Conforming Accounting Policy Adjustments		Financing Adjustments		Acquisition Adjustments		USA Technologies, Inc.
		(Note 3)	(Note 4)		(Note 5)		(Note 6)		Pro Forma Combined
Revenues:
License and transaction fees	$69,817	$6,583	$-		$-		$-		$76,400
Equipment sales	24,138	1,383	2,485	(a)	-		-		28,006
Total revenues	93,955	7,966	2,485		-				104,406

Cost of sales:
Cost of services	43,700	1,383	(531)	(c)	-		-		44,552
Cost of equipment	21,909	1,602	2,237	(b)	-		-		25,748
Total cost of sales	65,609	2,985	1,706		-		-		70,300

Gross profit	28,346	4,981	779		-		-		34,106

Operating expenses:
Selling, general and administrative expenses	24,647	4,470	-		-		-		29,117
Integration and acquisition costs	5,844	-	-		-		(5,844)	(b)	-
Depreciation and amortization	2,107	57	-		-		1,027	(a)	3,191
Total operating expenses	32,598	4,527	-		-		(4,817)		32,308
Operating (loss) income	(4,252)	454	779		-		4,817		1,798

Other income (expense):
Interest income	465	-	-		-		-		465
Interest expense	(1,315)	(89)	-		(529)	(a)	23	(c)	(1,910)
Total other expense, net	(850)	(89)	-		(529)		23		(1,445)

(Loss) income before income taxes	(5,102)	365	779		(529)		4,840		353
(Provision) benefit for income taxes	(6,467)	-	(238)	(d)	161	(b)	(1,477)	(d)	(8,021)

Net (loss) income	(11,569)	365	541		(368)		3,363		(7,668)
Preferred dividends	(668)	-	-		-		-		(668)
Net (loss) income applicable to common shares	$(12,237)	$365	$541		$(368)		$3,363		$(8,336)
Net (loss) income per common share (Note 7):
Basic and diluted	$(0.24)								$(0.16)

Weighted average number of common shares outstanding (Note 7):
Basic and diluted	51,101,813								53,601,684

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

USA TECHNOLOGIES, INC.
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2017
(In thousands, except per share data)

	USA Technologies, Inc.	Cantaloupe Systems, Inc. Reclassified	Conforming Accounting Policy Adjustments		Financing Adjustments		Acquisition Adjustments		USA Technologies, Inc.
		(Note 3)	(Note 4)		(Note 5)		(Note 6)		Pro Forma Combined
Revenues:
License and transaction fees	$69,142	$16,773	$-		$-		$-		$85,915
Equipment sales	34,951	3,285	4,035	(a)	-		-		42,271
Total revenues	104,093	20,058	4,035		-		-		128,186

Cost of sales:
Cost of services	47,053	3,941	(1,307)	(c)	-		-		49,687
Cost of equipment	30,394	3,827	3,346	(b)	-		-		37,567
Total cost of sales	77,447	7,768	2,039		-		-		87,254

Gross profit	26,646	12,290	1,996		-		-		40,932

Operating expenses:
Selling, general and administrative expenses	25,493	10,920	-		-		-		36,413
Depreciation and amortization	1,018	172	-		-		2,875	(a)	4,065
Total operating expenses	26,511	11,092	-		-		2,875		40,478

Operating (loss) income	135	1,198	1,996		-		(2,875)		454

Other income (expense):
Interest income	482	1	-		-		-		483
Interest expense	(892)	(300)	-		(1,612)	(a)	103	(c)	(2,701)
Change in fair value of warrant liabilities	(1,490)	-	-		-		-		(1,490)
Total other expense, net	(1,900)	(299)	-		(1,612)		103		(3,708)

(Loss) income before income taxes	(1,765)	899	1,996		(1,612)		(2,772)		(3,254)
(Provision) benefit for income taxes	(87)	(4)	(738)	(d)	597	(b)	1,025	(d)	793

Net (loss) income	(1,852)	895	1,258		(1,015)		(1,747)		(2,461)
Preferred dividends	(668)	-	-		-		-		(668)
Net loss applicable to common shares	$(2,520)	$895	$1,258		$(1,015)		$(1,747)		$(3,129)

Net loss per common share (Note 7):
Basic and diluted	$(0.06)								$(0.06)

Weighted average number of common shares outstanding:
Basic and diluted	39,860,335								52,849,217

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

USA TECHNOLOGIES, INC.
NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The financial results of Cantaloupe from the Acquisition Date through March 31, 2018 were consolidated and included in the Company’s unaudited financial results as of March 31, 2018. Therefore, a pro forma balance sheet is not presented as the balance sheet of USAT as of March 31, 2018 already includes the financial position of Cantaloupe.

The unaudited pro forma combined consolidated statement of operations for the twelve months ended June 30, 2017 combines the historical year ended June 30, 2017 results for USAT and the historical twelve months ended June 30, 2017 for Cantaloupe to conform to USAT’s fiscal year-end. The unaudited pro forma combined consolidated statement of operations for the nine months ended March 31, 2018 combines the historical third quarter ended March 31, 2018 results for USAT and the historical 131-day results for Cantaloupe beginning July 1, 2017 through November 9, 2017. Subsequent to November 9, 2017, the financial results of Cantaloupe are consolidated with the financial results of USAT in the Company’s consolidated statement of operations for the period ended December 31, 2017. The unaudited pro forma combined consolidated statements of operations give effect to the Transactions as if each occurred on July 1, 2016.

The unaudited pro forma combined consolidated statements of operations do not reflect the non-recurring expenses that we incurred in connection with the Transactions, including fees to financing sources, attorneys, accountants and other professional advisors, the write-off of deferred financing costs, and other transaction-related costs that will not be capitalized. Additionally, the unaudited pro forma combined consolidated statements of operations do not reflect the effects of any anticipated cost savings and any related non-recurring costs to achieve those cost savings. The unaudited pro forma combined consolidated statements of operations do not purport to represent our actual results of operations that would have occurred if the acquisitions had taken place on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma financial statements includes certain reclassifications to conform the historical financial information of Cantaloupe to our financial presentation as discussed in Note 3, Reclassifications.

NOTE 2. CONSIDERATION TRANSFERRED

USAT completed the acquisition of 100% of the outstanding shares of Cantaloupe on November 9, 2017, upon which Cantaloupe became a wholly-owned subsidiary of USA Technologies. As part of the transaction and pursuant to the Merger Agreement, all of the outstanding options and warrants to acquire the stock of Cantaloupe were cancelled.

The fair value of the purchase price consideration consisted of the following:

(In thousands)
Cash Consideration (1)	$(65,181)
USAT Shares issued as stock consideration (2)	(19,810)
Post-closing adjustment for working capital (3)	253
Total Consideration	$(84,738)

(1)
The Cash Consideration is subject to certain post-closing adjustments, including with respect to the Company’s net working capital, as set forth in the Merger Agreement. This adjustment was finalized in the third quarter and is identified separately in the table above.

(2)
Represents the stock consideration amount pursuant to the terms and conditions of the Merger Agreement equal to the 3,423,367 USAT Shares issued by the Company, multiplied by the fair market value per share of the USAT common stock, as determined by the Merger Agreement. Pursuant to an Escrow Agreement, 1,496,707 of the USAT Shares, with a value of $8.7 million as determined under the Merger Agreement, were not delivered to the former stockholders or warrantholders of Cantaloupe but are to be held in escrow for a minimum of fifteen months following the Acquisition as partial security for certain indemnification obligations of the former stockholders and warrantholders of Cantaloupe under the Merger Agreement.

(3)
During the third quarter ended March 31, 2018, the Company recorded a receivable of $232 thousand and cancelled 3,577 of our shares that had been held in escrow with a value of $21 thousand to reflect the final net working capital adjustment, as set forth in the Merger Agreement.

The purchase price of Cantaloupe was allocated to the following assets acquired and liabilities assumed as of the Acquisition Date:

(In thousands)

Accounts receivable, net	$3,232
Finance receivable, net	1,640
Inventory	782
Prepaid expense and other current assets	682
Finance receivables, less current portion	3,483
Other assets	50
Property, plant and equipment	1,573
Intangibles, net	30,800
Goodwill	52,704
Total assets acquired	94,946
Accounts payable	(1,591)
Accrued expenses	(1,832)
Deferred revenue, current portion	(626)
Deferred income tax liabilities	(4,359)
Capital lease obligations and current obligations under long-term debt	(666)
Capital lease obligations and long-term debt, less current portion	(1,134)
Net assets acquired	$84,738

NOTE 3. RECLASSIFICATIONS

The following identifies the reclassifications made to Cantaloupe’s historical financial statements in order to conform to our financial statement presentation:

Cantaloupe reclassifications in the unaudited pro forma combined consolidated statements of operations

131 days ended November 9, 2017:

(In thousands)	Before Reclassification	Reclassification		After Reclassification
Revenue	$7,966	$(7,966)	(a),(b)	$-
Equipment sales	-	1,383	(a)	1,383
License and transaction fees	-	6,583	(b)	6,583
Cost of revenue	2,985	(2,985)	(c),(d)	-
Cost of equipment	-	1,602	(c)	1,602
Cost of services	-	1,383	(d)	1,383
Depreciation and amortization	-	57	(e)	57
Research and development	1,229	(1,229)	(f)	-
Sales and marketing	1,210	(1,210)	(f)	-
General and administration	2,088	(2,088)	(e),(f)	-
Selling, general and administrative	-	4,470	(f)	4,470
Interest and other expense, net	(89)	89	(g)	-
Interest expense	-	(89)	(g)	(89)

Twelve months ended June 30, 2017:

(In thousands)	Cantaloupe Systems, Inc. Historical	Cantaloupe Systems, Inc. Reclassifications		Cantaloupe Systems, Inc. Reclassified
Revenue	$20,058	$(20,058)	(a),(b)	$-
Equipment sales	-	3,285	(a)	3,285
License and transaction fees	-	16,773	(b)	16,773
Cost of revenue	7,768	(7,768)	(c),(d)	-
Cost of equipment	-	3,827	(c)	3,827
Cost of services	-	3,941	(d)	3,941
Depreciation and amortization	-	172	(e)	172
Research and development	3,584	(3,584)	(f)	-
Sales and marketing	2,092	(2,092)	(f)	-
General and administration	5,416	(5,416)	(e),(f)	-
Selling, general and administrative	-	10,920	(f)	10,920
Interest and other expense, net	(299)	299	(g)	-
Interest expense	-	(300)	(g)	(300)
Interest income	-	1	(g)	1

(a)	Represents the reclassification of Cantaloupe revenue on Cantaloupe’s statement of operations into equipment sales to conform to USAT’s statement of income presentation.

(b)	Represents the reclassification of Cantaloupe revenue on Cantaloupe’s statement of operations into license and transaction fees to conform to USAT’s statement of income presentation.

(c)	Represents the reclassification of Cantaloupe cost of revenue on Cantaloupe’s statement of operations into cost of equipment to conform to USAT’s statement of income presentation.

(d)	Represents the reclassification of Cantaloupe cost of revenue on Cantaloupe’s statement of operations into cost of services to conform to USAT’s statement of income presentation.

(e)
Represents the reclassification of Cantaloupe general and administration on Cantaloupe’s statement of operations into depreciation and amortization to conform to USAT’s statement of income presentation.

(f)
Represents the reclassifications of Cantaloupe research and development, sales and marketing, and general and administration, respectively, on Cantaloupe’s statement of operations into selling, general and administrative to conform to USAT’s statement of income presentation.

(g)
Represents the reclassification of Cantaloupe interest and other expense, net on Cantaloupe’s statement of operations into interest expense, and income, respectively, to conform to USAT’s statement of income presentation.

NOTE 4. ACCOUNTING POLICIES

Management performed a review of Cantaloupe’s significant accounting policies for the purpose of identifying any material differences and noted an accounting policy difference related to multiple element arrangements, whereby Cantaloupe historically recognized the sale of its cashless payment devices and the related services as one unit of accounting (over the length of the contract) and USAT recognizes these elements as separate deliverables (with equipment sales recognized up-front for outright sales or for leases determined to qualify as sales-type in accordance with ASC 840 Leases). As a result, the pro forma financial statements include the following adjustments to recognize Cantaloupe revenue related to the sale of equipment up-front:

(a)	Refer to the table below for adjustments to equipment revenue:

(In thousands)	Nine months ended March 31, 2018	Twelve months ended June 30, 2017
Record revenue for equipment sales (1)	$3,461	$7,320
Eliminate revenue for previously deferred equipment sales (2)	(976)	(3,285)
Total adjustment	$2,485	$4,035

1.
Adjustment to recognize revenue for cashless payment hardware related to new contracts comprising outright sales or sales-type leases during the nine months ended March 31, 2018 and fiscal year ended June 30, 2017.

2.
Adjustment to eliminate revenue for nine months ended March 31, 2018 and fiscal year ended June 30, 2017 related to the deferred portion of previous sales which were being recognized ratably over the contract.

(b)	Refer to the table below for adjustments to cost of equipment sales:

(In thousands)	Nine months ended March 31, 2018	Twelve months ended June 30, 2017
Record cost of sales for equipment sales (1)	$3,210	$6,767
Eliminate cost of equipment sales for previously deferred equipment sales(2)	(973)	(3,421)
Total adjustment	$2,237	$3,346

1.
Adjustment to recognize cost of equipment for cashless payment hardware related to new contracts comprising outright sales or sales-type leases during the nine months ended March 31, 2018 and fiscal year ended June 30, 2017.

2.
Adjustment to eliminate cost of equipment for nine months ended March 31, 2018 and fiscal year ended June 30, 2017 related to the deferred portion of previous sales which were being recognized ratably over the contract.

(c)	Adjustment to eliminate depreciation expense for the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017 related to cashless payment hardware considered to be sales-type leases.

(d)
On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes significant changes to the Internal Revenue Code of 1986, including amendments which significantly change the taxation of individuals and business entities. The Act contains numerous provisions impacting the Company, the most significant of which reduces the Federal corporate statutory tax rate. For purposes of income tax accounting, a blended tax rate would apply for non-calendar year-end companies for their fiscal periods that include the effective date of the rate change. As such, an estimated income tax rate of approximately 37.0% has been used for the adjustments for the conforming accounting policies for the year ended June 30, 2017, while an estimated income tax rate of approximately 30.5% has been used for the adjustments for the conforming accounting policies for the nine months ended March 31, 2018. The estimated income tax rates are based on the applicable enacted statutory rates for the period. The rates are an estimate and do not reflect the Company’s effective tax rates, which include other items and may be significantly different than the rates assumed for purposes of preparing these unaudited pro forma financial statements.

NOTE 5. PRO FORMA ADJUSTMENTS RELATED TO FINANCING

The unaudited pro forma combined consolidated financial statements reflect the following adjustments related to the Financing:

(a)	Adjustment to interest expense consists of the following:

(In thousands)	Nine months ended March 31, 2018	Twelve months ended June 30, 2017
Eliminate interest expense associated with the Heritage Line of Credit	$168	$495
Record interest expense associated with the Term Loan	(474)	(1,491)
Record interest expense associated with the Line of Credit	(212)	(586)
Record amortization of deferred financing fees	(11)	(30)
Pro forma adjustment to interest expense	$(529)	$(1,612)

A 0.125% change in the estimated interest rates on the variable rate indebtedness at the closing of the Transactions, would result in an increase or decrease in the pro forma annual interest expense of approximately $31 thousand annually and $14 thousand for a nine-month period.

(b)
On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes significant changes to the Internal Revenue Code of 1986, including amendments which significantly change the taxation of individuals and business entities. The Act contains numerous provisions impacting the Company, the most significant of which reduces the Federal corporate statutory tax rate. For purposes of income tax accounting, a blended tax rate would apply for non-calendar year-end companies for their fiscal periods that include the effective date of the rate change. As such, an estimated income tax rate of approximately 37.0% has been used for adjustments related to the Financing for the year ended June 30, 2017, while an estimated income tax rate of approximately 30.5% has been used for the adjustments related to the Financing for the nine months ended March 31, 2018. The estimated income tax rates are based on the applicable enacted statutory rates for the period. The rates are an estimate and do not reflect the Company’s effective tax rates, which include other items and may be significantly different than the rates assumed for purposes of preparing these unaudited pro forma financial statements.

NOTE 6. PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

The unaudited pro forma combined consolidated financial statements reflect the following adjustments related to the Acquisition:

(a)
Adjustment to record the acquired identifiable intangible assets and related amortization expense. The estimated fair values of developed technology and trade names were determined using the relief from royalty method, a form of the income approach, which estimates the fair value of an asset by quantifying the cost savings derived from owning the asset instead of paying a royalty to license the asset from a third party. The estimated fair value of customer relationships was determined using the multi-period excess earnings method, a form of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows attributable to the intangible asset only. Contributory asset charges are taken for all other assets that contribute to the generation of the customer relationship’s cash flows. The following tables represent information related to the intangible assets and the related amortization expense:

(In thousands)	Nine months ended March 31, 2018	Twelve months ended June 30, 2017
Eliminate Cantaloupe’s historical amortization expense	$(44)	$(121)
Record amortization expense for the acquired intangible assets	1,071	2,996
Pro forma adjustment	$1,027	$2,875

(b)	Adjustment to eliminate $5.8 million of non-recurring transaction-related expenses incurred by USAT through March 31, 2018 in connection with the Acquisition.

(c)	Adjustment to eliminate Cantaloupe’s historical interest expense related to Silicon Valley Bank loan and line of credit, which were settled by USAT as part of the Acquisition.

(d)
On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes significant changes to the Internal Revenue Code of 1986, including amendments which significantly change the taxation of individuals and business entities. The Act contains numerous provisions impacting the Company, the most significant of which reduces the Federal corporate statutory tax rate. For purposes of income tax accounting, a blended tax rate would apply for non-calendar year-end companies for their fiscal periods that include the effective date of the rate change. As such, an estimated income tax rate of approximately 37.0% has been used for adjustments related to the Acquisition for the year ended June 30, 2017, while an estimated income tax rate of approximately 30.5% has been used for the adjustments related to the Acquisition for the nine months ended March 31, 2018. The estimated income tax rates are based on the applicable enacted statutory rates for the period. The rates are an estimate and do not reflect the Company’s effective tax rates, which includes other items and may be significantly different than the rates assumed for purposes of preparing these unaudited pro forma financial statements.

NOTE 7. EARNINGS PER SHARE INFORMATION

The unaudited pro forma combined basic and diluted earnings per share for the period presented are based on the basic and diluted weighted average number of common shares outstanding. The pro forma combined shares outstanding for the twelve months ended June 30, 2017 and the nine months ended March 31, 2018 are impacted by the July 19, 2017 offering of 9,583,332 shares, and the 3,423,367 shares that were issued by the Company as stock consideration in connection with the Acquisition.

The unaudited pro forma basic and diluted earnings per share (“EPS”) are calculated as follows:

(In thousands except share and per share data)	Nine months ended March 31, 2018	Twelve months ended June 30, 2017
Pro Forma Basic and Diluted EPS
Pro forma net income (loss)	$(8,336)	$(3,129)
Pro forma basic weighted-average common stock outstanding	53,601,684	52,849,217
Pro forma basic and diluted EPS	$(0.16)	$(0.06)

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value. As of May 1, 2018, there were 53,670,467 shares of common stock issued and outstanding and 445,063 shares of series A convertible preferred stock issued and outstanding which are convertible into 88,499 shares of common stock.

Common Stock

The holder of each share of common stock:

•	is entitled to one vote on all matters submitted to a vote of the shareholders, including the election of directors. There is no cumulative voting for directors;

•	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities; and

•	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid. Upon any liquidation, dissolution or winding up of the Company, holders of shares of common stock are entitled to receive pro rata all of the assets of the Company available for distribution, subject to the liquidation preference of the series A convertible preferred stock of $10 per share, and any unpaid and accumulated dividends on the series A convertible preferred stock which, through the date of this prospectus, was in the amount of $33.69 per share, or a total of $14.99 million.

Series A Convertible Preferred Stock

The holders of shares of series A convertible preferred stock:

•
have the number of votes per share equal to the number of shares of common stock into which each such share is convertible (i.e., each share of series A convertible preferred stock equals 0.1988 of a vote);

•	are entitled to vote on all matters submitted to the vote of the shareholders of the Company, including the election of directors; and

•	are entitled to an annual cumulative cash dividend of $1.50 per annum, payable when, as and if declared by the Board of Directors.

The record dates for payment of dividends on the series A convertible preferred stock are February 1 ($0.75) and August 1 ($0.75) of each year. Any and all accumulated and unpaid cash dividends on the series A convertible preferred stock must be declared and paid prior to the declaration and payment of any dividends on the common stock. Any unpaid and accumulated dividends will not bear interest. Through the date of this prospectus, such accumulated unpaid dividends amounted to $14.99 million.

Each share of series A convertible preferred stock is convertible at any time into 0.1988 of a share of fully issued and non-assessable common stock. Accrued and unpaid dividends earned on shares of series A convertible preferred stock being converted into common stock are also convertible into common stock at the rate $1,000 per share of common stock at the time of conversion, and whether or not such dividends have then been declared by the Company. Upon any liquidation, dissolution, or winding-up of the Company, or upon certain changes of control involving the Company as more fully described in our Articles of Incorporation, the holders of series A convertible preferred stock are entitled to receive a distribution in preference to the common stock in the amount of $10 per share plus any accumulated and unpaid dividends. We have the right, at any time, to redeem all or any part of the issued and outstanding series A convertible preferred stock for the sum of $11 per share plus any and all unpaid and accumulated dividends thereon. Upon notice by the Company of such call, the holders of the series A convertible preferred stock so called will have the opportunity to convert their shares and any unpaid and accumulated dividends thereon into shares of common stock.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “USAT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

UNDERWRITING

William Blair & Company, L.L.C. is acting as representative of each of the underwriters named below and as book-running manager for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares
William Blair & Company, L.L.C.	4,309,755
Craig-Hallum Capital Group LLC	808,079
Northland Securities, Inc.	508,790
Barrington Research Associates, Inc.	359,146
Total	5,985,770

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters has agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.396 per share. After the initial offering of the shares, the public offering price, concession or any other term of the offering may be changed by the representative.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

		Total
	Per Share	Without Option	With Option
Public offering price	$11.00	$65,843,470	$75,719,996
Underwriting discounts and commissions paid by us	$0.66	$3,585,505	$4,178,096
Underwriting discounts and commissions paid by the selling shareholders	$0.66	$365,103	$365,103
Proceeds, before expenses, to us	$10.34	$56,172,908	$65,456,843
Proceeds, before expenses, to the selling shareholders	$10.34	$5,719,954	$5,719,954

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $450,000. We also have agreed to reimburse the underwriters for $60,000 for their counsel fees. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Pursuant to a financial advisory services agreement, we have retained Lake Street Capital Markets, LLC (“Lake Street”), a FINRA member, to act as our financial advisor in connection with this offering. We have agreed to pay Lake Street, upon the completion of this offering, a fee of $100,000. The services provided by Lake Street include customary business and financial analysis. Lake Street is not acting as an underwriter and will not sell or offer to sell any shares of our common stock and will not identify, solicit or engage directly with any public or institutional investors. In addition, Lake Street will not underwrite or purchase any of our shares of common stock in this offering or otherwise participate in any such undertaking.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 897,866 additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, and the selling shareholders have agreed not to sell or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, for 90 days after the date of this prospectus without first obtaining the written consent of William Blair & Company, L.L.C., on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of common stock;

•	sell any option or contract to purchase any shares of common stock;

•	purchase any option or contract to sell any shares of common stock;

•	otherwise dispose of or transfer any shares of common stock;

•	request or demand that we file a registration statement related to the shares of common stock;

•
enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publicly announce any of the foregoing.

This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for shares of common stock.

Nasdaq Global Market Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “USAT.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising its option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option granted to it. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we, the selling shareholders nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. One of our directors, Robert L. Metzger, has been employed as a Senior Director at William Blair & Company, L.L.C. since January 2016. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates are currently providing investment banking advice to us and may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Additional Information

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member of FINRA/SIPC.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors, as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the representative and each of our affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters has authorized, nor does it authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania. Douglas M. Lurio, a principal of that law firm, is the beneficial owner of 189,070 shares of common stock. Certain other legal matters in connection with this offering will be passed upon for us by Ballard Spahr LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

The Company’s consolidated financial statements of appearing in its Annual Report on Form 10-K for the years ended June 30, 2016 and June 30, 2017, and the effectiveness of the Company’s internal control over financial reporting as of each of June 30, 2016 and June 30, 2017 have been audited by RSM US LLP, independent registered public accounting firm, as stated in their reports thereon, and incorporated herein by reference.

The financial statements of Cantaloupe Systems, Inc. as of and for the years ended December 31, 2016 and 2015, included in USA Technologies, Inc.’s Current Report on Form 8-K/A filed on January 25, 2018, have been audited by Moss Adams LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of USA Technologies, Inc. filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

We are subject to the informational requirements of the Exchange Act, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street, N.E., Washington D.C. 20549 on official business days during the hours of 10:00 am to 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed on August 23, 2017;
•	our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, December 31, 2017 and March 31, 2018, filed on November 9, 2017, February 9, 2018 and May 10, 2018, respectively;
•
our Current Reports on Form 8-K filed on August 21, 2017, November 6, 2017, November 7, 2017, November 15, 2017 (as amended by Amendment No. 1 filed on January 25, 2018), January 30, 2018, April 19, 2018, and May 2, 2018, to the extent the information in such reports is filed and not furnished;

•	our Definitive Proxy Statement on Schedule 14A, filed on April 2, 2018; and
•	the description of our Common Stock contained in our Registration Statement on Form 8-A (No. 001-33365), filed on March 15, 2007 pursuant to Section 12(b) of the Exchange Act.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 300
Malvern, PA 19355
(610) 989-0340
Attention: Priyanka Singh, Chief Financial Officer
psingh@usatech.com

You may also access these documents through our website at www.usatech.com. The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

USA TECHNOLOGIES, INC.

5,985,770 Shares

Common Stock
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PROSPECTUS
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Sole Book-Running Manager

William Blair
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Craig-Hallum Capital Group

Northland Capital Markets

Barrington Research
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May 22, 2018

Through and including June 16, 2018 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.